Exhibit 99.(v)

Expense Reimbursement Agreement

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 1st day of October 2006 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Municipal Income Trust with respect to the Florida Series, Georgia Series, Michigan Series, Pennsylvania Series and Lord Abbett Insured Intermediate Tax-Free Fund (each a “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.               With respect to each of the Georgia Series, Michigan Series, and Pennsylvania Series, Lord Abbett agrees to bear directly and/or reimburse each Fund for expenses if and to the extent that Total Operating Expenses (excluding interest and related expenses associated with the Fund’s investments in residual interest bonds) exceed or would otherwise exceed an annual rate, based on the Fund’s average daily net assets,  of (a) ninety-five basis points (0.95%) for Class A shares of each Fund, and (b) one hundred five basis points (1.05%) for Class P shares of the Fund for the time period set forth in paragraph 4 below.

2.               With respect to the Florida Series, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses (excluding interest and related expenses associated with the Fund’s investments in residual interest bonds) exceed or would otherwise exceed an annual rate, based on the Fund’s average daily net assets,  of (a) ninety-five basis points (0.95%) for Class A shares of the Fund, (b) one hundred sixty basis points (1.60%) for Class C shares of the Fund, and (c) one hundred five basis points (1.05%) for Class P shares of the Fund for the time period set forth in paragraph 4 below.

3.               With respect to the Lord Abbett Insured Intermediate Tax-Free Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses (excluding interest and related expenses associated with the Fund’s investments in residual interest bonds) exceed or would otherwise exceed an annual rate, based on the Fund’s average daily net assets, of (a) twenty-five basis points (0.25%) for Class A shares of the Fund, (b) one hundred basis points (1.00%) for Class B shares of the Fund, (c) one hundred basis points (1.00%) for Class C shares of the Fund, and (d) forty-five basis points (0.45%) for Class P shares of the Fund for the time period set forth in paragraph 4 below.

4.               Lord Abbett’s commitments described in paragraphs 1, 2 and 3 will be effective from October 1, 2006 through January 31, 2008.

IN WITNESS WHEREOF, Lord Abbett and Lord Abbett Municipal Income Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, on the day and year first above written.

LORD ABBETT MUNICIPAL INCOME TRUST

By:	/s/ Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan

Lawrence H. Kaplan
Member and General Counsel